Exhibit 1

P R E S S   R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	The Global Consulting Group
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4000	eknettel@hfgcg.com
nachum@audiocodes.com	shirley.nakar@audiocodes.com

AudioCodes Reports Second Quarter 2007 Results

Quarterly Revenues up 5.2% Sequentially and 15.5% Year-over-Year

Lod, Israel – August 6, 2007 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the second quarter ended June 30, 2007.

Revenues for the second quarter were $38.4 million compared to $36.5 million for the quarter ended March 31, 2007 and $33.3 million for the quarter ended June 30, 2006. Second quarter revenues increased 5.2% compared to the quarter ended March 31, 2007 and increased 15.5% compared to the second quarter of 2006.

GAAP net loss was $1.0 million, or $0.02 per diluted share, for the second quarter of 2007 compared to a net loss of $2.4 million, or $0.06 per diluted share, for the first quarter of 2007 and net income of $3.3 million, or $0.07 per diluted share, for the second quarter of 2006.

Non-GAAP net income was $1.4 million, or $0.03 per diluted share, in the second quarter of 2007 compared to $506,000, or $0.01 per diluted share, in the first quarter of 2007 and $5.1 million, or $0.11 per diluted share, in the second quarter of 2006. Non-GAAP net income excludes stock-based compensation and amortization expenses related to the Nuera, Netrake and CTI Squared LTD (“CTI Squared”) acquisitions. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this release.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes were $130.5 million as of June 30, 2007 compared to $132.6 million as of March 31, 2007. In April 2007, the Company made a $5 million cash payment in connection with its acquisition of CTI Squared.

“AudioCodes’ second quarter financial results were highlighted by our return to sequential revenue growth coupled with continued strength in our networking business. Our networking business grew over 10% sequentially in the second quarter and more than 30% compared to the second quarter of 2006, with increased penetration of leading service providers, OEMs and enterprise customers worldwide. Underscoring our strong performance was our ability to generate $2.7 million of net cash from our operating activities. During the quarter we made solid progress towards increasing operating efficiencies and initiated a company wide cost reduction program aimed at improving bottom line performance during the second half of 2007 and beyond,” stated Shabtai Adlersberg, Chairman, President and CEO of AudioCodes.

“Our financial achievements were complemented by introducing new products for the session border control market, success in growing our mid-density media gateway sales, and completion of the acquisition of CTI Squared, a provider of enhanced messaging and communications platforms. The addition of CTI Squared to our existing suite of media server offerings further demonstrates our strategy of becoming an important and trusted supplier of converged IP communications products to service providers worldwide. New design wins in the quarter further enhance our confidence in our ability to continue our success in emerging VoIP opportunities in the broadband, wireless, IMS and fixed-mobile-convergence markets,” concluded Mr. Adlersberg.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on Tuesday, August 7, 2007 to discuss the second quarter 2007 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via Webcast at the investor relations section of the AudioCodes corporate Website at www.audiocodes.com.

About AudioCodes

AudioCodes (NASDAQ: AUDC) provides innovative, reliable and cost-effective Voice over IP (VoIP) technology, Voice Network Products, and Value Added Applications to Service Providers, Enterprises, OEMs, Network Equipment Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway, and media processing enabling technologies based on VoIPerfect™ – AudioCodes’ underlying, best-of-breed, core media architecture. The company is a market leader in VoIP equipment, focused on VoIP Media Gateway, Media Server, Session Border Controllers (SBC), Security Gateways and Value Added Application network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past ten years and is a key player in the emerging best-of-breed, IMS based, VoIP market. The Company is a VoIP technology leader focused on quality and interoperability, with a proven track record in product and network interoperability with industry leaders in the Service Provider and Enterprise space. AudioCodes Voice Network Products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, cable, enhanced voice services, video, and Enterprise IP Telephony markets. AudioCodes’ headquarters are located in Israel with R&D in the U.S. Other AudioCodes’ offices are located in Europe, India, the Far East, and Latin America. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

© 2007 AudioCodes Ltd. All rights reserved, AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia, OSN, Open Solutions Network, What’s Inside Matters, Your Gateway To VoIP, 3GX and Nuera, Netrake, InTouch, CTI² and CTI Squared are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2007	December 31, 2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$52,387	$25,171
Short-term bank deposits and structured notes	3,700	28,658
Short-term marketable securities and accrued interest	25,425	29,422
Trade receivables, net	25,492	30,501
Other receivables and prepaid expenses	3,818	3,309
Inventories	19,822	16,093

Total current assets	130,644	133,154

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	42,011	30,435
Long-term marketable securities	6,987	19,942
Investments in companies	2,440	3,999
Deferred tax assets	4,089	3,742
Severance pay funds	8,319	7,231

Total long-term investments	63,846	65,349

PROPERTY AND EQUIPMENT, NET	7,492	7,847

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	21,084	21,853

GOODWILL	119,855	108,853

Total assets	$342,921	$337,056

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,018	$7,522
Other payables and accrued expenses	29,152	28,139

Total current liabilities	37,170	35,661

DEFERRED TAX LIABILITIES	7,203	7,780

ACCRUED SEVERANCE PAY	9,559	7,915

SENIOR CONVERTIBLE NOTES	121,106	121,015

Total shareholders' equity	167,883	164,685

Total liabilities and shareholders' equity	$342,921	$337,056

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Revenues	$74,987	$64,629	$38,444	$33,295

Cost of revenues	32,881	26,257	16,906	13,564

Gross profit	42,106	38,372	21,538	19,731

Operating expenses:
Research and development, net	20,381	14,544	10,345	7,255
Selling and marketing	21,750	16,180	10,910	8,105
General and administrative	4,726	3,698	2,171	1,888

Total operating expenses	46,857	34,422	23,426	17,248

Operating income (loss)	(4,751)	3,950	(1,888)	2,483
Financial income, net	1,270	2,352	766	1,243
Equity in losses of affiliated companies	533	386	204	213

Income (loss) before taxes on income	(4,014)	5,916	(1,326)	3,513
Income taxes (tax benefit)	(602)	386	(290)	260

Net income (loss)	$(3,412)	$5,530	$(1,036)	$3,253

Basic net earnings (loss) per share	$(0.08)	$0.13	$(0.02)	$0.08

Diluted net earnings (loss) per share	$(0.08)	$0.13	$(0.02)	$0.07

Weighted average number of shares used in computing basic
net earnings (loss) per share	42,416	41,401	42,519	41,753

Weighted average number of shares used in computing
diluted net earnings (loss) per share	42,416	44,089	42,519	44,241

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

In thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Revenues	$74,987	$64,629	$38,444	$33,295

Cost of revenues *) **)	31,171	26,005	16,025	13,446

Gross profit	43,816	38,624	22,419	19,849

Operating expenses:
Research and development, net *)	18,795	13,178	9,594	6,597
Selling and marketing *) **)	19,363	14,586	9,764	7,364
General and administrative *)	4,370	3,023	2,160	1,569

Total operating expenses	42,528	30,787	21,518	15,530

Operating income	1,288	7,837	901	4,319
Financial income, net	1,270	2,352	766	1,243
Equity in losses of affiliated companies	533	386	204	213

Income before taxes on income	2,025	9,803	1,463	5,349
Income taxes, net **)	136	386	80	260

Non-GAAP net income	$1,889	$9,417	$1,383	$5,089

Non-GAAP diluted net earnings per share	$0.04	$0.21	$0.03	$0.11

Weighted average number of shares used in computing
non-GAAP diluted net earnings per share	43,664	50,770	43,481	50,922

*) Excluding stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006.

**) Excluding amortization of intangible assets related to the acquisitions of Nuera and Netrake during the third quarter of 2006 and to the acquisition of CTI Squared during the second quarter of 2007.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

In thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

GAAP Net income (loss)	$(3,412)	$5,530	$(1,036)	$3,253

GAAP Diluted earnings (loss) per share	$(0.08)	$0.13	$(0.02)	$0.07

Cost of revenues:
Stock-based compensation (*)	331	252	161	118
Amortization expenses(**)	1,379	-	720	-

	1,710	252	881	118
Research and development, net:
Stock-based compensation (*)	1,586	1,366	751	658

Selling and marketing:
Stock-based compensation (*)	1,865	1,594	885	741
Amortization expenses(**)	522	-	261	-

	2,387	1,594	1,146	741
General and administrative:
Stock-based compensation (*)	356	675	11	319

Income tax effect(**)	(738)	-	(370)	-

Non- GAAP Net income	$1,889	$9,417	$1,383	$5,089

Non-GAAP Diluted earnings per share	$0.04	$0.21	$0.03	$0.11

*) Stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006.

**) Amortization of intangible assets related to the acquisitions of Nuera and Netrake during the third quarter of 2006 and to the acquisition of CTI Squared during the second quarter of 2007.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(3,412)	$5,530	$(1,036)	$3,253
Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	4,049	1,724	1,975	856
Net loss from sale of marketable securities	-	15	-	-
Amortization of marketable securities premiums
and accretion of discounts, net	53	121	17	61
Equity in losses of affiliated companies	533	386	204	213
Increase (decrease) in accrued severance pay, net	227	71	(21)	(58)
Stock-based compensation expenses	4,138	3,887	1,808	1,836
Amortization of senior convertible notes
discount and deferred charges	100	99	50	50

Increase in accrued interest on marketable
securities, bank deposits and structured notes	(319)	(251)	(206)	(265)
Decrease (increase) in deferred tax assets	(347)	(209)	(210)	96
Decrease (increase) in trade receivables, net	5,126	(1,964)	1,980	(2,035)
Decrease (increase) in other receivables and
prepaid expenses	(633)	(904)	272	(554)
Increase in inventories	(3,729)	(1,815)	(1,791)	(357)
Increase (decrease) in trade payables	432	1,025	(1,011)	2,702
Increase (decrease) in other payables and
accrued expenses	(4,811)	614	1,048	(15)
Decrease in deferred tax liabilities	(734)	-	(367)	-

Net cash provided by operating activities	673	8,329	2,712	5,783

Cash flows from investing activities:
Proceeds from sale and maturity of marketable
securities	16,600	1,979	7,800	1,000
Proceeds from sale of bank deposits	25,000	23,000	-	5,791
Investments in companies	(538)	(2,115)	(338)	(978)
Payment for acquisition of CTI Squared*)	(4,897)	-	(4,397)	-
Purchase of property and equipment	(1,352)	(996)	(474)	(537)
Investment in long-term deposit	(11,000)	-	(11,000)	-

Net cash provided by (used in) investing activities	23,813	21,868	(8,409)	5,276

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of
options and employee stock purchase plan	2,730	7,359	255	1,044

Net cash provided by financing activities	2,730	7,359	255	1,044

Increase (decrease) in cash and cash equivalents	27,216	37,556	(5,442)	12,103
Cash and cash equivalents at the beginning of the
period	25,171	70,957	57,829	96,410

Cash and cash equivalents at the end of the period	$52,387	$108,513	$52,387	$108,513

*)Excluding cash and cash equivalents